UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

PHENIXFIN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71742W103
(CUSIP Number)

David Lorber,
445 Park Avenue, 10th Floor
New York, NY 10022
(212) 859-0390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	71742W103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,154
	8	SHARED VOTING POWER 84,748.116
	9	SOLE DISPOSITIVE POWER 64,154
	10	SHARED DISPOSITIVE POWER 84,748.116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,902.116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	71742W103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,662.416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,662.416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,662.416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	71742W103	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,085.7
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,085.7
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	71742W103	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Capital Group LLC 20-5997207
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,662.416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,662.416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,662.416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP No.	71742W103	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FrontFour Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,085.7
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,085.7
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

Schedule 13D

This amendment (this “Amendment No. 1”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2021 (the “Original Schedule 13D”, and together with this Amendment No. 1, this “Schedule 13D”) by David A. Lorber, FrontFour Master Fund, Ltd., FrontFour Opportunity Fund, FrontFour Capital Group LLC and FrontFour Capital Corp. (collectively, the “Reporting Persons”), with respect to the common stock (the “Common Stock”) of PhenixFIN Corporation (the “Company”).  This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

The amount of funds used by Mr. Lorber to acquire the Common Stock beneficially owned by him and by his spouse’s individual retirement account (IRA), as to which he is deemed to have beneficial ownership, is $2,622,487, which was obtained from his personal funds.

Item 5. Interest in Securities of the Issuer

Items 5(a) – (c)  are hereby amended as follows:

(a)          As of the date hereof, the Master Fund beneficially owned directly 81,662.416 shares of Common Stock, the Canadian Fund beneficially owned directly 2,085.7 shares of Common Stock, Mr. Lorber beneficially owned 64,154 shares of Common Stock and Mr. Lorber is deemed to beneficially own 2,200 shares of Common Stock in his spouse’s IRA, constituting approximately 3.7%, less than 1%, 2.9% and less than 1%, respectively, of the shares of Common Stock outstanding.1

Mr. Lorber, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 84,748.116 shares of Common Stock beneficially owned in the aggregate by the Master Fund and the Canadian Fund, which, together with the 64,154 shares of Common Stock he beneficially owns and 2,200 shares of Common Stock which he is deemed to have beneficial ownership, constitute approximately 6.8% of the Common Stock outstanding.

FrontFour Capital, as the investment manager of the Master Fund, may be deemed to beneficially own  the 81,662.416 shares of Common Stock beneficially owned by the Master Fund, which constitute approximately 3.7% of the Common Stock outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 2,085.7 shares of Common Stock beneficially owned by the Canadian Fund, which constitute less than 1% of the Common Stock outstanding.

(b)          Mr. Lorber has the sole power to vote or dispose of 64,154 shares of Common Stock beneficially owned by him and 2,200 shares of Common Stock held in his spouse’s IRA as to which he has voting and dispositive power.

By reason of his responsibility for the supervision and conduct of investment activities of the Master Fund and the Canadian Fund, as managing member and principal owner of FrontFour Capital and as director and principal owner of FrontFour Corp., respectively, Mr. Lorber may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund and the Canadian Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Master Fund as its investment manager, FrontFour Capital may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Master Fund.

By reason of its responsibility for the supervision and conduct of investment activities of the Canadian Fund as its investment manager, FrontFour Corp. may be deemed to possess the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Canadian Fund.

1 Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon 2,203,711 shares of Common Stock outstanding, based on the number of shares of Common Stock outstanding as of May 9, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022.

(c)          The following purchases of Common Stock were made by Mr. Lorber in the past 60 days. All such purchases were made in the open market in routine brokerage transactions. Other than the transactions listed in the table below, there have been no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares	Price Per Share
3/16/22	3,154	$39.2438(1)
5/11/22	12,379	$38.8826(2)
5/12/22	204	$38.7262(3)
5/13/22	2,217	$38.6389(4)
5/13/22	1,200(5)	$38.80
(1) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $39.04 to $39.28, inclusive. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $38.78 to $38.96, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $38.29 to $39.74, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $38.31 to $38.80, inclusive. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) Represents a purchase of shares of Common Stock on behalf of Mr. Lorber’s spouse’s IRA.

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 16, 2022

David A. Lorber

/s/ David A. Lorber

FrontFour Master Fund, Ltd.

By: FrontFour Capital Group LLC as investment manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By: FrontFour Capital Corp. as investment manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory